UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

EXAR CORPORATION

(Name of Subject Company)

EXAR CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Ryan A. Benton

Chief Executive Officer

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Jorge A. del Calvo

James J. Masetti

Gurpreet S. Bal

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Exar Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 13, 2017, relating to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MaxLinear, Inc., a Delaware corporation (“MaxLinear”), to purchase for cash all of the outstanding Common Shares at a price of $13.00 per share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2017, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by MaxLinear and Purchaser with the SEC on April 13, 2017.

As described in the Legal Proceedings section of the Schedule 14D-9, the Company and its board of directors were named as defendants in lawsuits brought in the United Stated District Court for the Northern District of California alleging that the Schedule 14D-9 misstates or omits material facts (the “Lawsuits”).

Although the Company believes that no further supplemental disclosure is required under applicable laws, the Company is making available some additional information (which it considers immaterial) to its stockholders in this Amendment.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

I.	Item 3 of the Schedule 14D-9 is hereby amended by:

(1)	Adding the following paragraph after the last paragraph on page 6 under the heading “Arrangements between Exar and its Executive Officers, Directors and Affiliates—Cash Payable for Shares Tendered Pursuant to the Offer”:

“The following table sets forth the cash consideration that certain stockholders, affiliated with non-employee directors, would be entitled to receive in respect to their outstanding Shares as of April 7, 2017 if such party were to tender all of its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Number of Shares	Amount Payable ($)
Shareholder:
Alonim (1) (2)	7,591,605	$98,690,865
Simcoe (3) (4)	2,577,901	$33,512,713

(1)	Pierre Guilbault, a director of the Company, is an executive officer of Future Electronics Inc. (“Future”), an affiliate of Alonim that acts as a distributor for Exar. Alonim itself does not perform services for Exar and is not expected to perform services for the combined companies after the Merger. Exar and Future have entered into a Distribution Agreement dated July 1, 1997 (the “Distribution Agreement”). Exar is not aware of any agreements or understandings in place between Future and MaxLinear regarding the Distribution Agreement.
(2)	Represents 7,591,605 shares of Common Stock beneficially owned by Alonim through its wholly owned affiliate, Rodfre Investments Inc.
(3)	Jeffrey Jacobowitz, a director of the Company, is Managing Partner of Simcoe.
(4)	Represents 2,458,870 Shares beneficially owned by Simcoe Partners, L.P. and 119,031 Shares beneficially owned by SDR Partners, LLC, for which Simcoe Capital Management, LLC. serves as investment manager and indirectly beneficially owned by Mr. Jacobowitz as Managing Partner of Simcoe.”

(2)	Amending and restating the third paragraph on page 12 under the heading “Arrangements between Exar and its Executive Officers, Directors and Affiliates—Compensation and Benefits of Continuing Employees” to read as follows:

“Although it is possible that in the future certain Exar employees will enter into arrangements with Parent or its affiliates regarding employment, compensation or benefits, no such arrangements have been entered into or understandings reached between MaxLinear or its affiliates and Exar’s executive officers or directors as of the date of this Solicitation/Recommendation Statement in regard to future employment and/or directorship.”

Item 4.	The Solicitation or Recommendation

I.	Item 4 of the Schedule 14D-9 is hereby amended by:

(1)	Amending and restating the second paragraph on page 30 under the heading “Background of the Transactions” to read as follows:

“On February 18, 2017, the Exar Board met, with representatives of Cowen and Pillsbury in attendance, to discuss the status of discussions with MaxLinear and the market outreach conducted by Cowen. Representatives from Cowen confirmed that none of the other eight parties that had been contacted since the February 8, 2017 meeting of the Exar Board were interested in moving forward in discussions to acquire Exar at this time, except for one party who indicated they may be interested at a price per Share in the $11.10 area (but would be unwilling to pay any premium over the trading share price) and another party who had not yet responded. The closing price of the Shares on the NYSE on February 13, 2017, which was the day on which the Company received the response from the party referenced in the preceding sentence, was $11.10 per share. Representatives from Pillsbury advised the Exar Board on its fiduciary duties in determining whether to enter into an exclusivity arrangement with MaxLinear to continue to discuss a potential sale of Exar to MaxLinear. The Exar Board then discussed, among other factors, the risks and benefits of Exar continuing to execute a standalone strategy by looking at current performance, the outlook for the remainder of the fiscal year and long-term trends in Exar’s industry. The Exar Board also considered various alternatives in deploying Exar’s cash resources to increase stockholder value, such as execution of a stock repurchase program, an issuer self-tender and other programs designed to increase stockholder value. The Exar Board considered the progress made to date on its strategy to focus its business on advanced products and to shift its supply chain to lower cost regions, and the potential continued increase in stockholder value, particularly when combined with the deployment of the Company’s cash resources through a stock repurchase program or similar transaction. The Exar Board also considered the risks associated with continuing to operate as a standalone company, including increased competition from large competitors with greater scale and resources, the risks that Exar’s product and sales strategies would not be successful and result in increased revenue and other risks associated with the business. The Board also considered the potential to negotiate a higher price from MaxLinear or seek a better offer from an alternative party. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, management and the status of discussions with MaxLinear. After Mr. Benton re-joined the meeting and further discussion, the Exar Board authorized management to enter into an exclusivity agreement with MaxLinear providing for a 30-day period in which Exar would negotiate exclusively with MaxLinear on the basis of a $13.00 per Share all-cash offer presented in MaxLinear’s letter of intent. Such letter of intent proposed a tender offer structure and also included a break-up fee equal to 3.5% of the fully diluted equity value of Exar plus reimbursement of out-of-pocket transaction expenses not to exceed $3 million and the requirement for certain officers, directors and key shareholders to sign Support Agreements.”

(2)	Amending and restating the fifth paragraph on page 30 under the heading “Background of the Transactions” to read as follows:

“On February 21, 2017, Company D sent a communication to Exar requesting additional information about Exar, but suggested it was unlikely to move forward with a potential transaction at that time. Exar did not respond to Company D as a result of this communication but provided notice to MaxLinear of Company D’s communication.”

(3)	Amending and restating the sixth paragraph on page 31 under the heading “Background of the Transactions” to read as follows:

“On March 9, 2017, the Exar Board met with representatives of Cowen and Pillsbury to discuss the draft Merger Agreement and the form of Support Agreement provided by MaxLinear. A preliminary response draft of the Merger Agreement was circulated to the Exar Board in advance of this meeting. The Exar Board provided direction to Exar management and the representatives of Cowen and Pillsbury relating to the response drafts of the Merger Agreement and the form of Support Agreement to be delivered to MaxLinear. The Exar Board then met in executive session outside the presence of Mr. Benton and other members of management to discuss, among other items, the status of discussions with MaxLinear. The independent directors of the Exar Board then met, outside the presence of Mr. Benton and Pierre Guilbault to discuss, among other items, the status of discussions with MaxLinear and its due diligence review of Exar, which had included a review of Exar’s relations with its distributors. Neither Mr. Benton, as Exar’s Chief Executive Officer, nor Mr. Guilbault, as the Chief Financial Officer of Future Electronics Inc., which acts as a distributor for Exar, meets the standards of an independent director under applicable regulations; and as a result, both Mr. Benton and Mr. Guilbault did not participate in this independent director discussion.”

(4)	Amending and restating the third to last sentence in the carryover paragraph at the top of page 33 under the heading “Background of the Transactions” to read as follows:

“The independent directors of the Exar Board then met, outside the presence of Mr. Benton and Mr. Guilbault to discuss, among other items, the status of discussions with MaxLinear, including MaxLinear’s due diligence review of Exar’s relations with its distributors.”

(5)	Amending and restating the first paragraph on page 36 under the heading “Certain Prospective Financial Information” to read as follows:

“Exar’s management does not, as a matter of course, make detailed or long term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, Exar’s management regularly prepared internal forecasts and projections for use by the Company Board and management for planning and decision-making purposes and the Board typically reviews Exar’s annual operating plan once each year before the beginning of the new fiscal year. In addition, in connection with the strategic process, including, without limitation, the due diligence process and evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, as described in this Schedule 14D-9, Exar’s management prepared financial projections for fiscal years 2017 through 2022, including one set with certain Non-GAAP gross profit, net income and earnings per share (the “Non-GAAP Projections”) and a second set of financial projections for fiscal years 2017 through 2022 (the “GAAP Projections” and collectively with the Non-GAAP Projections, the “Projections”). Exar’s fiscal year ends on a Sunday between March 27 and April 3. Exar’s fiscal years typically consist of 52 weeks, however, every fifth year has 53 weeks. In a 52-week year, each fiscal quarter consists of 13 weeks. Fiscal years 2017 and 2016 consisted of 53 and 52 weeks, respectively. In fiscal year 2017, the first fiscal quarter consists of 14 weeks and the remaining three fiscal quarters consist of 13 weeks.”

(6)	Amending and restating the first paragraph on page 37 under the heading “Certain Prospective Financial Information” to read as follows:

“The Company Board and management instructed Cowen to use and rely on the Non-GAAP Projections as the basis for its analyses in rendering its opinion described in more detail below in “— Opinion of Cowen and Company, LLC,” and Cowen did use such projections in connection with its analyses, including the estimates of Exar’s unlevered free cash flow (Non-GAAP) for Exar’s fiscal years ending in 2018 through 2021 and the estimate of Exar’s Adjusted EBITDA (Non-GAAP) for Exar’s fiscal year ending in 2022, as shown below, that Cowen used to derive its illustrative discounted cash flow analysis summarized therein. Exar did not provide any financial forecasts to Cowen beyond Exar’s fiscal year ending in 2022. The Non-GAAP Projections were also provided to the Company Board, Stifel, and Parent in preparation for their respective analyses and evaluations of Exar and its businesses. In the due diligence process, Company management provided Cowen, Stifel and the Parent the GAAP Projections. To give Exar stockholders access to certain nonpublic information that was available to Parent and the Company Board at the time of the evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, Exar’s management has included these projections below, as well as a reconciliation of the Non-GAAP Projections with the GAAP Projections, where applicable.”

(7)	Amending and restating the line item entitled “Unlevered Free Cash Flow (Non-GAAP)(3)” in the “Projections” table on page 38 under the heading “Certain Prospective Financial Information” to read as follows:

	FY2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022
Adjusted EBITDA (Non-GAAP) from Continuing Operations		$24.6	$28.8	$33.1	$36.8	$39.7
Cash paid for taxes		(0.4)	(0.4)	(0.4)	(0.4)	(0.4)
Capital expenditures		(1.9)	(0.5)	(0.5)	(0.5)	(0.5)
Increases in net working capital		(6.9)	(1.5)	(1.1)	(1.0)	(1.0)
Unlevered Free Cash Flow (Non-GAAP) (3)	N/A	$15.4	$26.4	$31.1	$34.9	$37.8

(8)	Amending and restating footnote 2 of the “Projections” table on page 38 under the heading “Certain Prospective Financial Information” to read as follows:

“(2)    Other adjustments for fiscal year 2017 include gain upon closing sale-leaseback of our corporate headquarters of $10.5 million, impairment charges of $1.5 million, merger and acquisition and related integration costs of $1.3 million, and restructuring charges and exit costs (which include costs for personnel whose positions have been eliminated as part of a restructuring or are in the process of being eliminated as part of the discontinued operations) of $1.9 million, and certain income tax benefits and credits, and related income tax effects on certain excluded items of $0.1 million. The only other adjustment for fiscal year 2018 was a gain upon closing sale-leaseback of our corporate headquarters of $1.2 million.”

(9)	Amending and restating footnote 3 of the “Projections” table on page 38 under the heading “Certain Prospective Financial Information” to read as follows:

“(3)    Cash paid for taxes assumes sufficient United States federal (estimated by Exar at more than $250 million as of December 31, 2016) and California state (estimated by Exar at more than $50 million as of March 31, 2017) net operating losses and tax credits available after the impact of IRS Section 382 limitations (but before giving effect to the Offer and the Merger).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

By:	/s/ Ryan Benton
Name:	Ryan Benton, Chief Executive Officer

Dated: May 3, 2017